Filed pursuant to Rule 433
Dated September 13, 2021

Relating to
Preliminary Pricing Supplement No. 2,481 dated September 13, 2021 to
Registration Statement No. 333-250103
Global Medium-Term Notes, Series F

Fixed/Floating Rate Subordinated Notes Due 2036

Issuer:	Morgan Stanley
Principal Amount:	$3,000,000,000
Maturity Date:	September 16, 2036
Trade Date:	September 13, 2021
Original Issue Date (Settlement):	September 16, 2021 (T+3)
Interest Accrual Date:	September 16, 2021
Issue Price (Price to Public):	100.00%
Agents’ Commission:	0.45%
All-in Price:	99.55%
Net Proceeds to Issuer:	$2,986,500,000
Fixed Rate Period:	From and including the Original Issue Date to but excluding September 16, 2031
Floating Rate Period:	From and including September 16, 2031 to but excluding the Maturity Date
Interest Rate:	During the Fixed Rate Period, 2.484% per annum; during the Floating Rate Period, as described in the specific formula described in the below-referenced prospectus
Base Rate:
SOFR (compounded daily over a quarterly Interest Payment Period in accordance with the specific formula described in the below-referenced prospectus). As further described in the below-referenced prospectus, (i) in determining the Base Rate for a U.S. Government Securities Business Day, the Base Rate generally will be the rate in respect of such day that is provided on the following U.S. Government Securities Business Day and (ii) in determining the Base Rate for any other day, such as a Saturday, Sunday or holiday, the Base Rate generally will be the rate in respect of the immediately preceding U.S. Government Securities Business Day that is provided on the following U.S. Government Securities Business Day.

Spread (Plus or Minus):	Plus 1.360% (to be added to the accrued interest compounding factor for an Interest Payment Period)
Index Maturity:	Daily
Index Currency:	U.S. Dollars
Interest Calculation:
As further described in the below-referenced prospectus, during the Floating Rate Period, the amount of interest accrued and payable on the notes for each Interest Payment Period will be equal to the outstanding principal amount of the notes multiplied by the product of: (a) the sum of the accrued interest compounding factor described in the below-referenced prospectus plus the Spread for the relevant Interest Payment Period, multiplied by (b) the quotient obtained by dividing the actual number of calendar days in such Interest Payment Period by 360.  Notwithstanding the foregoing, in no event will the interest rate payable for any Interest Payment Period be less than zero percent.

Interest Payment Periods:
During the Fixed Rate Period, semiannually; during the Floating Rate Period, quarterly.
With respect to an Interest Payment Date during the Floating Rate Period, the period from and including the second most recent Interest Payment Period End-Date (or from and including September 16, 2031 in the case of the first Interest Payment Period during the Floating Rate Period) to but excluding the immediately preceding Interest Payment Period End-Date; provided that (i) the Interest Payment Period with respect to the final Interest Payment Date (i.e., the Maturity Date or, if the Issuer elects to redeem notes, the redemption date for such notes) will be the period from and including the second-to-last Interest Payment Period End-Date to but excluding the Maturity Date or, if the Issuer elects to redeem notes, to but excluding the redemption date for such notes (in each case, the final Interest Payment Period End-Date for such notes) and (ii) with respect to such final Interest Payment Period, the level of SOFR for each calendar day in the period from and including the Rate Cut-Off Date to but excluding the Maturity Date or redemption date, as applicable, shall be the level of SOFR in respect of such Rate Cut-Off Date.
Interest Payment Period End- Dates:
With respect to the Floating Rate Period, the 16th of each March, June, September and December, commencing December 2031 and ending on the Maturity Date or, if the Issuer elects to redeem notes, ending on the redemption date for such notes; provided that if any scheduled Interest Payment Period End-Date, other than the Maturity Date or, if the Issuer elects to redeem notes, the redemption date for such notes, falls on a day that is not a business day, it will be postponed to the following business day, except that, if that business day would fall in the next calendar month, the Interest Payment Period End-Date will be the immediately preceding business day. If the scheduled final Interest Payment Period End-Date (i.e., the Maturity Date or, if the Issuer elects to redeem notes, the redemption date for such notes) falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled final Interest Payment Period End-Date.

Interest Payment Dates:
With respect to the Fixed Rate Period, each March 16 and September 16, commencing March 16, 2022 to and including September 16, 2031; with respect to the Floating Rate Period, the second business day following each Interest Payment Period End-Date; provided that the Interest Payment Date with respect to the final Interest Payment Period will be the Maturity Date or, if the Issuer elects to redeem notes, the redemption date for such notes. If the scheduled Maturity Date or redemption date falls on a day that is not a business day, the payment of principal and interest will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled Maturity Date or redemption date.

Rate Cut-Off Date:	The second U.S. Government Securities Business Day prior to the Maturity Date or redemption date, as applicable
Day Count Convention:	During the Fixed Rate Period, 30/360; during the Floating Rate Period, Actual/360
Optional Redemption:
The Issuer may, at its option, redeem notes, (i) in whole but not in part, on September 16, 2031, or (ii) in whole at any time or in part from time to time, on or after March 16, 2036, on at least 5 but not more than 30 days’ prior notice, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on such notes to but excluding the redemption date. For the avoidance of doubt, if notes are redeemed in part, the determination of accrued and unpaid interest on such notes (determined using a final Interest Payment Date, final Interest Payment Period End-Date and Rate Cut-Off Date relating to the redemption) shall have no effect on the determination of accrued and unpaid interest on notes that are not so redeemed. See “Description of Debt Securities – Redemption and Repurchase of Debt Securities – Notice of Redemption” in the below-referenced Prospectus. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower interest rate environment.

Specified Currency:	U.S. Dollars (“$”)
Minimum Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61747Y EF8
ISIN:	US61747YEF88
Issuer’s Subordinated Debt Ratings*:	Baa1 (Moody’s) / BBB (Standard & Poor’s) / BBB+ (Fitch) / A (DBRS) (Stable / Positive / Stable / Stable)
Agents:	Morgan Stanley & Co. LLC and such other agents as shall be named in the Pricing Supplement for the notes.
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg
Prohibition of Sales to EEA and United Kingdom Retail Investors:	Applicable

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Preliminary Pricing Supplement No. 2,481 dated September 13, 2021
Prospectus Supplement dated November 16, 2020
Prospectus dated November 16, 2020

No EEA PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the EEA.

No UK PRIIPs KID – No PRIIPs key information document (KID) has been prepared as the notes are not available to retail investors in the United Kingdom.